June 25, 2015
Katherine Hsu
Office Chief, Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	COMM 2014-UBS5 Mortgage Trust Form 10-K for the Fiscal Year Ended December 31, 2014 Letter Dated June 24, 2015 File No. 333-193376-10

COMM 2014-CCRE14 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2014
Letter Dated June 24, 2015
Amendment No. 2 to Form 10-D for Monthly Distribution Period
March 13, 2015 to April 10, 2015
 File No. 333-184376-11

Dear Ms. Hsu:
We are counsel to Deutsche Mortgage & Asset Receiving Corporation ("DMARC" or the "Registrant") in connection with your letter dated June 24, 2015 (the "Comment Letter"), transmitting further comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the above-captioned Forms 10-K and Form 10-D (collectively, the "Filings").  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various representatives of DMARC.
For your convenience, the Staff's comments are repeated in italics below, followed by the responses of DMARC.

Anna H. Glick   Tel +1 212 504 6309   Fax +1 212 504 6666   anna.glick@cwt.com

June 25, 2015

Form 10-K for COMM 2014-UBS5 Mortgage Trust and COMM 2014-CCRE14 Mortgage Trust
Item 15 Exhibits, Financial Statement Schedules
1.            We note your response to our prior comments 1 and 4. Based on staff's conversation with counsel on June 17, 2015, it is our understanding that the servicer's roles as Primary Servicer are subsumed in that servicer's roles as Master Servicer with respect to a given split loan governed under a particular pooling and servicing agreement. Please confirm that in future Form 10-K filings for all transactions for which you act as depositor, you will include similar explanatory disclosure to clarify that a Primary Servicer's role for a given split loan included in a non-lead transaction for which the servicing function is governed by the lead pooling and servicing agreement are subsumed in the Master Servicer's role for the lead transaction, and thus the Servicer Compliance Statement provided by the Master Servicer pursuant to Item 1123 of Regulation AB encompasses both roles.
We confirm that future 10-K filings for which DMARC acts as depositor will include explanatory disclosure clarifying that a Primary Servicer's role for a given split loan included in a non-lead transaction for which the servicing function is governed by the lead pooling and servicing agreement are subsumed in the Master Servicer's role for the lead transaction, and thus the Servicer Compliance Statement provided by the Master Servicer pursuant to Item 1123 of Regulation AB encompasses both roles.
We further confirm that:

•	DMARC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DMARC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the foregoing, please contact the undersigned.

Very truly yours,
/s/ Anna H. Glick
Anna H. Glick
cc:	Helaine Kaplan (Deutsche Mortgage & Asset Receiving Corporation)